                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                               (Amendment No. 1)(1)


                                 Timeline, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   887336 105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Anne Marie Monk, General Counsel
                             Infinium Software, Inc.
                              25 Communications Way
                          Hyannis, Massachusetts -2601
                                 (508) 778-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 4, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP NO. 887336 1058                 13D                      PAGE 2 OF 3 PAGES
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     INFINIUM SOFTWARE, INC.
     04-2734036
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     MASSACHUSETTS
--------------------------------------------------------------------------------
                             7.       SOLE VOTING POWER

                                      291,500
     NUMBER OF               ---------------------------------------------------
       SHARES                8.       SHARED VOTING POWER
    BENEFICIALLY
   OWNED BY EACH                      0
     REPORTING               ---------------------------------------------------
    PERSON WITH              9.       SOLE DISPOSITIVE POWER

                                      291,500
                             ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     291,500
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

(1) BASED UPON 4,053,498 OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, AS REPORTED ON FORM 10-QSB FILED BY TIMELINE, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 2002

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                EXPLANATORY NOTE

     This Amendment No. 1 to Schedule 13D amends and restates in its entirety the disclosure contained in Item 4 of the Schedule 13D, dated February 4, 2000, filed with the Securities and Exchange Commission by Infinium Software, Inc., a Massachusetts corporation ("Infinium"). This Amendment No. 1 is being filed to report Infinium's plans to dispose of all or a portion of the shares of common stock, par value $0.01 per share, of Timeline, Inc. ("Timeline") held by Infinium.


ITEM 4.   PURPOSE OF TRANSACTIONS.

     On February 9, 1998, Infinium acquired a warrant to purchase up to 300,000 shares of Timeline common stock at an exercise price of $1.00 per share (the "Warrant"). This Warrant was exercised in full, for investment purposes, by Infinium on February 3, 2000. Depending on market conditions and other factors that Infinium may deem material, Infinium intends to dispose of all or a portion of the 300,000 shares of Timeline common stock held by Infinium as a result of the exercise of the Warrant. Except as set forth herein, Infinium currently has no plans or proposals which relate to, or would result in, any of the items set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        INFINIUM SOFTWARE, INC.


Dated: June 4, 2002                     By: /s/ Anne Marie Monk
                                           ---------------------------------
                                        Name: Anne Marie Monk
                                        Title: General Counsel